Genius Group Limited

June 28, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Genius Group Limited Registration Statement on Form F-3 (File No. 333-280600)

Ladies and Gentlemen:

Please accept this letter as a delaying amendment to the Registration Statement on Form F-3 (File No. 333-280600) filed by Genius Group Limited on June 28, 2024 to include the delaying amendment language on the facing page thereof required by Rule 473 of the Securities Act of 1933, as amended, as follows:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact Jolie Kahn, Esq. at (516) 217-6379.

Kind regards,

/s/ Adrian Reese
Adrian Reese
Chief Financial Officer
Genius Group Limited

cc:	Jolie Kahn, Esq.